Consent of Independent Registered Public Accounting Firm

The Board of Directors

Unico American Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-101482) on Form S-8 of Unico American Corporation of our reports dated March 30, 2010, with respect to the consolidated balance sheets of Unico American Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2009, and all related financial statement schedules,  which reports appear in the December 31, 2009 annual report on Form 10-K of Unico American Corporation.

 KPMG LLP

Los Angeles, California

March 30, 2010